Mail Stop 3720

May 9, 2007

Via U.S. Mail and Fax
Stanley Wirtheim
Chief Financial Officer
SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532

      RE: SmartPros Ltd.
              Form 10-KSB for the fiscal year ended December 31, 2006
              Filed March 26, 2007
              File No. 001-32300

Dear Mr. Wirtheim:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2006
Reports of Independent Registered Accounting Firm, page F-2

1. Please confirm to us that in future filings the copy of your auditors' report filed on EDGAR will include the auditors' signature as required by Rule 2-02(a) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

2. In future filings please provide all required segment disclosures and related information in accordance with SFAS 131.

2. Acquisitions, page F-12

3. Regarding your acquisition of Skye Multimedia Inc, explain to us your basis for characterizing the $1.4 million in potential future payments as contingent purchase price. We note you hired the selling shareholders of Skye Multimedia Inc and the future payments will be based upon Skye's earnings before interest and taxes for the period commencing March 1, 2006 through December 31, 2008. In light of this it appears it may be necessary for you to treat the contingent payments as compensation expense. Please advise us in detail and explain to us your full consideration of each of the factors or indicators identified in EITF 95-8. Also, please separately address each of the following questions in your response to this comment.

    a. Explain to us in detail the formula for determining how contingent payments made under the Skye Multimedia Inc agreement are determined.
    b. Explain to us why the Company will receive a credit against the first $200,000 of any contingent payment that may be earned.
    c. Explain how any contingent payments under the agreement would be allocated among the former shareholders.
    d. Tell us if you have made any other agreements with the selling shareholders of Skye Multimedia Inc, and if so, explain the nature of each agreement.
    e. Tell us of any circumstance where a former shareholder of Skye Multimedia Inc would not be entitled to a contingent payment triggered under the terms of the agreement.
    f. Tell us if an employee former shareholder would be entitled to a contingent payment triggered in periods after he terminates his employment with Skye Multimedia, Ltd or is terminated for cause.
    g. Provide us a summary identifying each former shareholder of Skye Multimedia Inc. and with respect to each indicate:
        *   the number of common shares they previously held Skye Multimedia Inc.;
        *   the amount and nature of any other ownership interest, including stock options and preferred shares, they held Skye Multimedia Inc.;

- their percentage ownership;
- if they were hired by Skye Multimedia, Ltd;
- if hired, their position with Skye Multimedia, Ltd; and
- how a contingent payment would be divided among each of the former shareholders of Skye Multimedia Inc (using percentages) under the terms of the agreement.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlpage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director